

August 16, 2012

<u>Via E-mail</u>
Josh Joshi
Chief Financial Officer
InterXion Holding N.V.
Tupolevlaan 24
1119 NX Schiphol-Rijk
The Netherlands

> **Re:** **InterXion Holding N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-35053**

Dear Mr. Joshi:

We have reviewed your letter dated August 2, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 20, 2012.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 89

1. We note your proposed revisions in your response to prior comment 5. The phrase "allow timely decisions regarding required disclosure" should not be deleted. Rather your proposed additional language should be in addition to what you previously disclosed based upon the requirements of Exchange Act Rule 13a-15(e). In this regard, if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the

Exchange Act, then you should provide the <u>entire</u> definition. For example, you should state, if true, that your disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC <u>and</u> to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, if you choose not to refer to the definition, you must clearly indicate that the evaluation was made with respect to the disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Please provide the disclosures that you intend to include in future filings.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief